Exhibit 99.1

Tiziana Life Sciences Announces Appointment of William A. Clementi as Chief Development Officer

●	Leadership Addition Strengthens Company’s Commitment to Advancing Innovative Therapies

NEW YORK, August 23, 2023 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, is pleased to announce that it has appointed William A. Clementi, Pharm.D., FCP as Chief Development Officer. Dr. Clementi will formally take up the CDO role effective September 1, 2023. In this role, Dr. Clementi will be responsible for overseeing the company’s development strategies and advancing its portfolio of groundbreaking therapeutic candidates.

Dr. Clementi brings with him a wealth of experience in the biopharmaceutical industry, having held leadership roles at several prominent companies. He has a proven track record of successfully guiding development programs from early stages through clinical trials, regulatory approval, and commercialization. His deep understanding of drug development and his strategic insights will be invaluable as Tiziana continues to advance its pipeline.

Dr. Clementi has followed a science-driven career path since completing his NIH Training Fellowship (under John L. McNay M.D. and Thomas M. Ludden Ph.D.)  Upon completing his Fellowship research in drug metabolism and vascular smooth muscle relaxation, Dr. Clementi joined the University of Texas Graduate School of Biomedical Sciences (UTGBS) faculty and the College of Pharmacy faculty in Austin, Tx, in the Departments of Medicine and Pharmacology at the Health Sciences Center in San Antonio.  His primary responsibilities were interdisciplinary, and he led innovative programs in the Colleges with teaching, research, and clinical commitments. Dr. Clementi directed the Clinical Pharmacokinetic Consultation Service, providing novel computer-based drug dosing to the acute care settings at two major teaching hospitals.

Dr. Clementi continued his career in the pharmaceutical industry, joining Synthelabo and the U.S. affiliate Lorex Pharmaceuticals, where he held the Worldwide Director of Market Development position. Lorex and Synthelabo launched three EMA and FDA-approved products (betaxolol, zolpidem, and alfuzosin).

In 1991 Dr. Clementi established a regulatory consulting company, Clementi & Associates, Ltd. (dba as Clementi Ltd).  Clementi Ltd. provides regulatory and clinical consultation to small companies developing drugs, biologics, cell-based therapies, organ sustainability products and contrast media for medical imaging.  Clementi Ltd. has experience with required regulatory submission standards and processes, including orphan designation, exploratory INDs, expanded access INDs, and combination drug-drug and device-drug products. Clementi Ltd also provides high-level cGMP and GCP oversight.

Dr. Clementi is a graduate of Boston University and the University of Texas and the College of Pharmacy.

Commenting on his new role, William A. Clementi said, “I am excited to join Tiziana Life Sciences and contribute to the advancement of its innovative therapeutic candidates. I am excited to apply my regulatory and drug development experience and skills to Tiziana and contribute to the leadership team. The company’s commitment to addressing unmet medical needs and its dedication to scientific excellence are truly inspiring. I look forward to working closely with the talented team at Tiziana to drive the development of novel treatments that have the potential to make a meaningful impact on patients’ lives.”

Gabriele Cerrone, Chairman, acting CEO and founder of Tiziana Life Sciences, expressed his enthusiasm about the appointment, stating, “We are delighted to welcome William to Tiziana as our Chief Development Officer. His extensive experience and leadership in drug development align perfectly with our company’s vision to bring transformative therapies to patients in need. As Tiziana enters a critical phase of growth and development, William’s expertise will undoubtedly contribute to our success.”

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favourable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

Investors:

Irina Koffler

LifeSci Advisors, LLC

+1 646 970 4681

ikoffler@lifesciadvisors.com